NextTrip, Inc.

3900 Paseo del Sol

Santa Fe, New Mexico 87507

(954) 526-9688

April 7, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	NextTrip, Inc.
Request for Withdrawal of Registration Statement on Form S-1 Filed on April 8, 2024
File No. 333-278562

Pursuant to Rule 477 of the Securities Act of 1933, as amended (“Securities Act”), NextTrip, Inc., a Nevada corporation (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registration Statement on Form S-1 (File No. 333-278562), together with all exhibits and amendments thereto, as initially filed with the Commission on April 8, 2024 (collectively, “Registration Statement”), effective immediately or at the earliest practicable date hereafter.

The Company is seeking withdrawal of the Registration Statement because it opted not to pursue the offering contemplated thereby. The Company confirms that the Registration Statement has not been declared effective and that no securities have been sold pursuant to the Registration Statement.

Accordingly, the Company requests that the Commission issue an order granting the withdrawal of the Registration Statement (the “Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to the undersigned at 3900 Paseo del Sol Santa Fe, New Mexico 87507, with a copy to Christopher L. Tinen of Snell & Wilmer L.L.P. via email at ctinen@swlaw.com.

Additionally, in accordance with Rule 457(p) of the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use by the Company.

Should you have any questions regarding this request for withdrawal, or if you require any additional information, please contact Christopher L. Tinen of Snell & Wilmer L.L.P. by telephone at (858) 910-4809.

Very Truly Yours,

/s/ William Kerby
Name:	William Kerby
Title:	Chief Executive Officer